KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

BY COURIER

04035408

Our Ref : KLK/SE
7 July 2004

RECEIVED
JUL 09 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 185

Securities and Exchange Comm
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
23 June 2004	Listed Companies Crop – May 2004
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
6 July 2004	Batu Kawan Berhad
6 July 2004	Di-Yi Sdn Bhd
6 July 2004	Elionai Sdn Bhd
6 July 2004	High Quest Holdings Sdn Bhd
6 July 2004	Wan Hin Investments Sdn Bhd & Group
6 July 2004	Dato' Lee Oi Hian
6 July 2004	Dato' Lee Hau Hian
6 July 2004	Dato' Lee Soon Hian
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
6 July 2004	Dato' Lee Oi Hian
6 July 2004	Dato' Lee Hau Hian

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

[J. C. Lim]
Company Secretary

B

dlw 7/13

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road, Central, Hong Kong
Attention : Ms Tintin Subagyo

sh/adr/2004/july2004

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **23/06/2004 11:26:42 AM**
Reference No **KL-040623-21125**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
May 2004

* **Contents :-**

We submit below the crop figures for the month of **May 2004** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2003		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	178,419	169,860	201,325
Rubber (kg)	2,244,610	2,049,155	2,495,455

	2004								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	159,578	139,936	147,369	149,926	**154,757**				
Rubber (kg)	2,694,035	2,355,623	1,626,858	1,119,302	**1,470,734**				

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06/07/2004 12:11:05 PM
Reference No KL-040706-5A4F1

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Batu Kawan Berhad**
*	Address	: **Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
*	NRIC/passport no/company no.	: **6292-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* 29/06/2004	* 220,400	
Acquired	01/07/2004	246,000	

*	Circumstances by reason of which change has occurred	: **Bought in open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **325,364,100**
	Direct (%)	: **45.83**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

*	**Total no of securities after change**	: **325,364,100**
*	Date of notice	: **05/07/2004**
	Remarks **sh**	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06/07/2004 04:02:54 PM
Reference No KL-040706-B0B57

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Di-Yi Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **174554-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **29/06/2004**	* **220,400**	
Acquired	**01/07/2004**	**246,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:

Direct (%)	:	
Indirect/deemed interest (units)	:	**331,475,000**
Indirect/deemed interest (%)	:	**46.69**
* **Total no of securities after change**	:	**331,475,000**
* Date of notice	:	**05/07/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06/07/2004 04:02:56 PM
Reference No KL-040706-B0B58

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Elionai Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **176000-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 29/06/2004	* 220,400	
Acquired	01/07/2004	246,000	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:

	Direct (%)	:
	Indirect/deemed interest (units)	: **331,475,000**
	Indirect/deemed interest (%)	: **46.69**
*	**Total no of securities after change**	: 331,475,000
*	Date of notice	: **05/07/2004**
	Remarks	:

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06/07/2004 04:02:57 PM
Reference No KL-040706-B0B59

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **High Quest Holdings Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **178504-D**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 29/06/2004	* 220,400	
Acquired	01/07/2004	246,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/07/2004 04:02:58 PM**
Reference No **KL-040706-B0B5A**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **29/06/2004**	* **220,400**	
Acquired	**01/07/2004**	**246,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **3,750,000**

	Direct (%)	:
	Indirect/deemed interest (units)	: **331,475,000**
	Indirect/deemed interest (%)	: **46.69**
*	**Total no of securities after change**	: **331,475,000**
*	Date of notice	: **05/07/2004**
	Remarks	:

sh

Direct (%)	:	**0.53**
Indirect/deemed interest (units)	:	**327,725,000**
Indirect/deemed interest (%)	:	**46.16**
* **Total no of securities after change**	:	**331,475,000**
* Date of notice	:	**05/07/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06/07/2004 12:11:06 PM
Reference No KL-040706-5A4F2

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **29/06/2004**	* **220,400**	
Acquired	**01/07/2004**	**246,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	**331,475,000**
Indirect/deemed interest (%)	:	**46.69**
* **Total no of securities after change**	:	**331,523,000**
* Date of notice	:	**05/07/2004** [16]
Remarks **sh**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06/07/2004 12:11:10 PM
Reference No KL-040706-5A4F3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 29/06/2004	* 220,400	
Acquired	01/07/2004	246,000	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	**331,475,000**
Indirect/deemed interest (%)	:	**46.69**
* **Total no of securities after change**	:	**331,530,500**
* Date of notice	:	**05/07/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/07/2004 04:02:59 PM**
Reference No **KL-040706-B0B5B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **29/06/2004**	* **220,400**	
Acquired	**01/07/2004**	**246,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**800,000**
Direct (%)	:	**0.11**

Indirect/deemed interest (units)	:	**331,475,000**
Indirect/deemed interest (%)	:	**46.69**
* **Total no of securities after change**	:	**332,275,000**
* Date of notice	:	**05/07/2004**
Remarks **sh**	:	

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/07/2004 12:11:11 PM**
Reference No **KL-040706-5A4F4**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **29/06/2004**	* **220,400**	**6.400**
Acquired	**01/07/2004**	**246,000**	**6.450**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**331,475,000**
Indirect/deemed interest (%)	:	**46.69**
* Date of notice	:	**05/07/2004**
Remarks	:	

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/07/2004 12:11:12 PM**
Reference No **KL-040706-5A4F5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **29/06/2004**	* **220,400**	**6.400**
Acquired	**01/07/2004**	**246,000**	**6.450**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**331,475,000**
Indirect/deemed interest (%)	:	**46.69**
* Date of notice	:	**05/07/2004**
Remarks	:	